(LOGO) Washington Mutual

As of and for the 12 months ended December 31, 1998, Washington Mutual, Inc. (the "Company") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the amounts of $60 million and $25 million, respectively.

Steven Freimuth
Executive Vice President
Lending Administration

David Imig
Senior Vice President
Loan Servicing

February 26, 1999


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